As filed with the Securities and Exchange Commission on April 23, 2002
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JAKKS Pacific, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-4527222
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

22619 Pacific Coast Highway, Malibu, California 90265, (310) 456-7799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack Friedman

Chairman
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265
(310) 456-7799
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Murray L. Skala, Esq. Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP 750 Lexington Avenue New York, New York 10022-1200 (212) 888-8200 Fax: (212) 888-7776	Gordon M. Bava, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, California 90064 (310) 312-4000 Fax: (310) 312-4224

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum
		Maximum	Aggregate
Title of Each Class of	Amount to be	Offering Price	Offering	Amount of
Securities To Be Registered	Registered	Per Unit(1)	Price(1)	Registration Fee

Common Stock, par value $.001 per share	4,025,000 Shares(2)	$19.95(3)	$80,298,750	$7,388

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).

(2)	Includes 525,000 shares of common stock, par value $.001 per share, which the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Pursuant to Rule 457(c), represents the average of the high and low sales prices of our common stock for April 22, 2002 as reported on the Nasdaq National Market System.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission and we may not sell these securities until it becomes effective. We are not offering to sell, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 23, 2002

PROSPECTUS

3,500,000 Shares

Common Stock

        Of the 3,500,000 shares of common stock being offered, we are offering 3,000,000 shares and certain of our stockholders are offering 500,000 shares. Our common stock is traded on the Nasdaq National Market under the symbol “JAKK.” On April 22, 2002, the last reported sale price of our common stock was $19.51 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus to read about risks that you should consider before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

      We have granted the underwriters a 30-day option to purchase from us up to an aggregate of 525,000 additional shares of our common stock at the offering price, less the underwriting discount, to cover over-allotments, if any.

      The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York, on or about                     , 2002.

Bear, Stearns & Co. Inc. U.S. Bancorp Piper Jaffray

Advest, Inc.

          The date of this Prospectus is                     , 2002.

INSIDE FRONT COVER

Pictures or depictions of our products and our licensed and owned marks including Nickelodeon, WWF, Road Champs, Hello Kitty, Flying Colors, Go Fly A Kite, Funnoodle, Pentech, Toymax and Child Guidance.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
TRADEMARK AND LICENSING INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
BUSINESS
PRINCIPALS, SELLING STOCKHOLDERS AND RELATED INFORMATION
DESCRIPTION OF SECURITIES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SIGNATURES
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 24.1

      You should rely only on the information contained or incorporated in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus, references to the “Company,” “JAKKS,” “we,” “us” and “our” refer to JAKKS Pacific, Inc. and, where the context requires (such as when we discuss our business, operations, properties or products), our subsidiaries.

      Until                     , 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like “intend,” “anticipate,” “believe,” “estimate,” “plan” or “expect,” we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under “Risk Factors” below and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain information or upon the occurrence of future events or otherwise.

TRADEMARK AND LICENSING INFORMATION

      We own or have rights to various trademarks and brand or trade names that we use in conjunction with the sale of our products. These include World Wrestling Federation®, Nickelodeon®, Rugrats® and Hello Kitty®, among others. We also refer in this prospectus to other trademarks or brand or trade names that are owned or licensed by other companies.

ii

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it does not contain all the information that you should consider before buying shares of our common stock in this offering. You should read the entire prospectus, especially the “Risk Factors” section beginning on page 7, and our consolidated financial statements and the related notes incorporated by reference elsewhere in this prospectus, before deciding to invest in our common stock. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option.

JAKKS Pacific, Inc.

Our Business

      We are a leading multi-line, multi-brand toy company that designs, develops, produces and markets toys and related products. We focus our business on acquiring or licensing well-recognized trademarks and brand names with long product histories (evergreen brands). We seek to acquire these evergreen brands because we believe they are less subject to market fads or trends. Our products are typically simpler, lower-priced toys and accessories and include:

•	Action figures and accessories including licensed characters, principally based on the World Wrestling Federation, and toy vehicles, including Road Champs® die-cast collectibles and RemcoTM toy vehicles and role-play toys and accessories;

•	Craft, activity and stationery products, including Flying Colors® activity sets, compounds, playsets and lunch boxes, and Pentech® writing instruments, stationery and activity products;

•	Child Guidance® infant and pre-school electronic toys, toy foam puzzle mats and blocks, activity sets, outdoor products, plush toys and slumber bags; and

•	Fashion and mini dolls and related accessories, including Disney® Princesses sold exclusively in The Disney Store.

      We continually review the marketplace to identify and evaluate evergreen brands that we believe have the potential for significant growth. We generate growth within these brands by:

•	creating innovative products under established brand names;

•	focusing our marketing efforts to enhance consumer recognition and retailer interest;

•	linking them with our portfolio of evergreen brands;

•	adding new items to the branded product lines that we expect will enjoy greater popularity; and

•	adding new features and improving the functionality of products in the line.

      In addition to developing our proprietary brands and marks, we license marks such as World Wrestling Federation, Nickelodeon, Rugrats, Blue’s Clues®, Mickey Mouse®, Barney®, Sesame Street®, Winnie the Pooh®, Hello Kitty and Car and Driver®. Licensing enables us to use these high-profile marks at a lower cost than we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than would be available for purchase. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products.

      We have capitalized on our relationship with World Wrestling Federation Entertainment, Inc. (WWF) by obtaining an exclusive worldwide license for our joint venture with THQ Inc. (THQ), which develops, produces, manufactures and markets video games based on World Wrestling Federation characters and themes. Since the joint venture’s first title release in 1999, it has released 10 new titles. We have received $26.2 million as our share of the joint venture’s profit through December 2001.

      On March 11, 2002, we acquired a controlling interest in Toymax International, Inc. (Toymax), a developer and marketer of toys and related products, which added toy brand names such as Laser ChallengeTM and Creepy Crawlers® to our brand portfolio. In addition, pool-related products branded under the name Funnoodle® and kites branded under the name Go Fly a KiteTM further diversified our portfolio with products popular in the spring and summer seasons.

      Most of our current products are relatively simple and inexpensive. In 2001, approximately 70% of our revenue came from products priced below ten dollars at retail. We believe that these products have enduring appeal and are less subject to general economic conditions, toy product fads and trends, and changes in retail distribution channels. As of March 31, 2002, we had over 4,300 products and 19 product categories. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing. Our product development process typically takes from three to nine months from concept to production and shipment to our customers. We believe that many licensors and retailers recognize and reward our ability to bring product to market faster and more efficiently than many of our competitors.

      We sell our products through our in-house sales staff and independent sales representatives to toy and mass-market retail chain stores, department stores, office supply stores, drug and grocery store chains, club stores, toy specialty stores and wholesalers. The Road Champs, Flying Colors and Pentech products also are sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Target, Kmart, Toys ‘R’ Us, Wal-Mart, and Kay Bee Toys, which collectively accounted for approximately 54.7% of our net sales in 2001. We have over 10,000 other customers, none of which accounted for more than 2.0% of our net sales in 2001.

Our Growth Strategy

      The successful execution of our growth strategy has resulted in increased revenues and earnings. From 1996 to 2001, our net sales, EBITDA and net income grew at a compound annual rate of 88.2%, 95.0% and 88.7%, respectively. In 2001, we generated net sales and EBITDA of $284.3 million and $44.1 million, respectively. Key elements of our growth strategy include:

•	Expand Core Products. We manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Our product designers strive to develop new products or product lines to offer added technological, aesthetic and functional improvements to our product lines. In 2001, we expanded the use of real-scan technology in our action toys, which produces higher quality and better likenesses of the representative characters and vehicle parts. In addition, we introduced action figures with significantly greater ranges of motion, and expanded our electronic action figure recognition play sets.

•	Enter New Product Categories. We will continue to use our extensive experience in the toy and other industries to evaluate products and licenses in new product categories and to develop additional product lines. We have entered the plush toy category through the licensing of Pound Puppies®, as well as through the creation of our own Limbo LegsTM, and expanded into slumber bags through the licensing of this category from our current licensors, such as MTV Networks, Inc. (Nickelodeon).

•	Pursue Strategic Acquisitions. We intend to supplement our internal growth rate with selected strategic acquisitions. Since our inception in 1995, we have successfully completed and integrated nine acquisitions of companies and trademarks. These include our acquisitions of Justin Products, Road Champs, Remco, Child Guidance, Berk, Flying Colors, Pentech, Kidz Biz and most recently, our controlling interest in Toymax. We will continue focusing our acquisition strategy on businesses or brands that have compatible product lines and offer valuable trademarks or brands.

•	Acquire Additional Character and Product Licenses. We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use with our primary trademarks and brands. Currently, we have license agreements with the WWF, Nickelodeon, Disney, and Warner Bros., as well as with the licensors of the many popular licensed children’s characters previously mentioned, among others. We intend to continue to pursue new licenses from these entertainment and media companies and other licensors. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

•	Expand International Sales. We believe that foreign markets, especially Europe, Australia, Canada, Latin America and Asia, offer us significant growth opportunities. In 2001, our sales generated outside the United States grew 78% to approximately $40.0 million, or 14.1% of total sales. We intend to continue to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers. Our recent expansion efforts included entering into a distribution agreement with Funtastic Ltd., an Australia based toy distributor. In addition, in December 2001, we acquired Kidz Biz for its distribution channels in the United Kingdom and surrounding territories. We expect both initiatives to contribute to our continued international growth in 2002.

•	Capitalize On Our Operating Efficiencies. We believe that our current infrastructure and low-overhead operating model can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

Industry Overview

      According to the Toy Industry Association, Inc. (TIA), the leading toy industry trade group, total retail sales of toys, excluding video games, in the United States, were approximately $25.0 billion in 2001. Sales by domestic toy manufacturers to foreign customers exceeded $5.0 billion in 2001. In the United States video game segment, total retail sales of video game software were approximately $9.4 billion in 2001.

Recent Developments

      On March 11, 2002, we purchased 8,100,065 shares of common stock of Toymax, a developer and marketer of toys and related products, from four of its stockholders for approximately $24.3 million in cash and 646,384 shares of our common stock. Previously, between December 2, 2001 and February 4, 2002, we purchased 132,754 shares of Toymax common stock on the open market for an aggregate purchase price of approximately $0.2 million. As a result of these transactions, we own approximately 66.8% of the outstanding shares of Toymax common stock.

      We intend to purchase the remaining shares of Toymax common stock in a merger transaction by the end of the second quarter of 2002, at which point Toymax will become our wholly owned subsidiary. We currently estimate that the consideration payable to acquire the remaining shares of Toymax common stock will consist of approximately $11.8 million in cash and approximately 312,500 shares of our common stock.

      Toymax has an established portfolio of brand names and products including innovative and technologically advanced toys such as Laser Challenge and Creepy Crawlers activities brands, Mighty Mo’s® electronic vehicles and radio-controlled vehicles and robots, as well as pool and water toys and accessories and other outdoor products under the Funnoodle brand and kites, banners, WindWheelsTM, weathervanes and wind chimes under the Go Fly a Kite brand. These brand names and products further diversify and complement our existing brand names and products. We also expect to benefit from efficiencies generated by lowering our combined operating expenses. In addition, the Funnoodle and Go Fly a Kite products have significant sales through the spring and summer season.

      We recently reported our financial results for the quarter ended March 31, 2002. Net sales for the first quarter of 2002 totaled $59.9 million, as compared to $60.0 million for the first quarter of the prior year. Excluding a one-time restructuring charge of $6.6 million related to our acquisitions of Kidz Biz and Toymax, net income for the first quarter of 2002 increased 16.1% to $7.0 million, or $0.35 per diluted share, compared to net income of $6.0 million, or $0.32 per diluted share, in 2001. Net income, including the one-time charge, was $2.2 million or $0.11 per diluted share.

Our Corporate Information

      We were formed as a Delaware corporation in 1995. Our principal executive offices are located at 22619 Pacific Coast Highway, Malibu, California 90265. Our telephone number is (310) 456-7799. Our Internet website address is www.jakkspacific.com. The contents of our website are not part of this prospectus.

THE OFFERING

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	500,000 shares(1)

Common stock outstanding after this offering	23,018,865 shares(2)(3)

Use of proceeds received by us	To purchase the remaining shares of Toymax, to finance potential acquisitions of companies, product lines, brands and licenses, to fund product development and for working capital and general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to this prospectus.

Risk Factors	An investment in our common stock involves a high degree of risk. See “Risk Factors.”

Nasdaq National Market symbol	JAKK

(1)	Includes 350,078 shares of common stock issuable upon the exercise of stock options.

(2)	Assumes the sale of all of the shares offered hereby. Includes 350,078 shares to be sold by selling stockholders which will be issued upon the exercise of options. Does not include 1,390,046 shares reserved by us for issuance upon exercise of all stock options included in our Third Amended and Restated 1995 Employee Stock Option Plan, all of which have already been granted at prices ranging from $3.00 to $26.00 and expiring at various times from October 7, 2002 to January 1, 2012.

(3)	If all the over-allotment shares are sold, we would issue an additional 525,000 shares, so that 23,543,865 shares would be outstanding after this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus. You should read the financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes incorporated by reference in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$41,945	$85,253	$183,685	$252,288	$284,309
Cost of sales	25,875	52,000	107,602	149,881	164,222

Gross profit	16,070	33,253	76,083	102,407	120,087
Income from operations	4,175	9,246	24,929	20,503	29,298
(Profit)/loss from joint venture	—	—	(3,605)	(15,906)	(6,675)
Net income	$2,786	$6,375	$21,970	$28,637	$28,233

Diluted earnings per share	$0.35	$0.59	$1.39	$1.41	$1.45

Weighted average shares and equivalents outstanding — diluted	9,103	11,403	15,840	20,281	19,410

	As of December 31,

	1997	1998	1999	2000	2001

					Actual	As adjusted(1)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,536	$12,452	$57,546	$29,275	$25,036	$79,747
Marketable securities	—	—	39,334	13,618	37,119	37,119
Working capital	3,368	13,736	113,170	86,897	116,487	171,198
Total assets	43,605	58,736	232,878	248,722	284,041	338,752
Total debt	6,000	5,940	9	1,000	73	73
Total stockholders’ equity	25,959	37,754	187,501	204,530	244,403	299,114

	Year Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except for percentages)
Other Financial Data:
EBITDA(2)	$6,161	$12,993	$29,575	$31,377	$44,104
EBITDA growth	293.7%	110.9%	127.6%	6.1%	40.6%
Net sales growth	248.0%	103.2%	115.5%	37.3%	12.7%
Net income growth	136.1%	128.8%	244.6%	30.3%	(1.4)%
EBITDA margin	14.7%	15.2%	16.1%	12.4%	15.5%
Gross profit margin	38.3%	39.0%	41.4%	40.6%	42.2%
Net income margin	6.6%	7.5%	12.0%	11.4%	9.9%

(1)	The adjusted balance sheet gives effect to receipt of the net proceeds from our sale of shares of our common stock in this offering at an assumed offering price of $19.51 per share, after we deduct the underwriting discount and pay the expenses associated with this offering.

(2)	EBITDA is defined as earnings from continuing operations before interest and income taxes, net of nonrecurring items, plus depreciation and amortization of long-term assets. EBITDA does not include our profit from the joint venture with THQ in the amounts of $3.6 million, $15.9 million and $6.7 million in the years ended 1999, 2000 and 2001, respectively. EBITDA is generally regarded as providing useful information regarding a company’s financial performance, but it is not a measure of financial performance under generally accepted accounting principles. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with generally accepted accounting principles, including net income as a measure of our operating results and cash flows as a measure of our liquidity. Additionally, EBITDA is not calculated identically by all companies, therefore, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.

RISK FACTORS

      An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors in conjunction with the other information contained and incorporated by reference in this prospectus before purchasing our securities. If any of the risks discussed in this prospectus actually occur, our business, operating results, cash flows, prospects or financial condition could be materially adversely affected. This may cause the market price of our securities to decline and could cause you to lose all or part of your investment.

     We Are Subject to Changing Consumer Preferences and New Product Introductions

      Our business and operating results depend largely upon the appeal of our products. Our continued success in the toy industry will depend on our ability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines. Several trends in recent years have presented challenges for the toy industry, including:

•	the phenomenon of children outgrowing toys at younger ages, particularly in favor of interactive and high technology products;

•	increasing use of technology;

•	shorter life cycles for individual products; and

•	higher consumer expectations for product quality, functionality and value.

      We cannot assure you that:

•	our current products will continue to be popular with consumers;

•	the product lines or products that we introduce will achieve any significant degree of market acceptance; or

•	the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

     We Are Subject to Changing Popularity of Our Products

      The success of many of our character-related and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions and other media. We cannot assure you that:

•	media associated with our character-related and theme-related product lines will be released at the times we expect or will be successful;

•	the success of media associated with our existing character-related and theme-related product lines will result in substantial promotional value to our products;

•	we will be successful in renewing licenses upon expiration on terms that are favorable to us; or

•	we will be successful in obtaining licenses to produce new character-related and theme-related products in the future.

     There Are Risks Associated with Our License Agreements

•	Our Current Licenses Require Us to Pay Minimum Royalties

      Sales of products under trademarks or trade or brand names licensed from others account for substantially all of our net sales. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses.

•	Some of Our Licenses Are Restricted as to Use

      Under some of our license agreements, including WWF and Nickelodeon, the licensors have the right to review and approve our use of their licensed products, designs or materials before we may make any sales. If a licensor refuses to permit our use of any licensed property in the way we propose, or if their review process is delayed, our development or sale of new products could be impeded.

•	New Licenses Are Difficult and Expensive to Obtain

      Our continued success will depend substantially on our ability to obtain additional licenses. Intensive competition exists for desirable licenses in our industry. We cannot assure you that we will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain our cash resources.

•	A Limited Number of Licensors Account for a Large Portion of Our Net Sales

      We derive a significant portion of our net sales from a limited number of licensors. If one or more of these licensors were to terminate or fail to renew our license or not grant us new licenses, our business, financial condition and results of operations could be adversely affected.

     The Toy Industry Is Highly Competitive

      The toy industry is highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

•	greater financial resources;

•	larger sales, marketing and product development departments;

•	stronger name recognition;

•	longer operating histories; and

•	greater economies of scale.

      In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support our existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

     Our Video Game Joint Venture with THQ Is Subject to Numerous Risks and Uncertainties

      In addition to the risks relating to us and the toy industry, our joint venture with THQ faces the following risks:

•	The joint venture depends entirely on a single license, which gives the venture exclusive worldwide rights to produce and market video games based on World Wrestling Federation characters and themes. The popularity of professional wrestling, in general, and the World Wrestling Federation, in particular, is subject to changing consumer tastes and demands. The relative popularity of professional wrestling has fluctuated significantly in recent years. A decline in the popularity of the World Wrestling Federation could adversely affect the joint venture’s and our business, financial condition and results of operations.

•	The joint venture relies on hardware manufacturers and THQ’s non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture’s titles. If

THQ’s manufacturing licenses were to terminate and the joint venture could not otherwise obtain these licenses from other manufacturers, the joint venture would be unable to publish additional titles for these manufacturers’ platforms, which would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

•	The software industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The joint venture’s sales of software titles depend, among other factors, on the popularity and unit sales of platforms generally, as well as on the relative popularity and unit sales of various platforms. The relative popularity of certain platforms has fluctuated significantly in recent years. An unexpected decline in the popularity of a particular platform can be expected to have a material adverse affect on consumer demand for titles released or to be released by the joint venture for such platforms.

•	The joint venture’s failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its personal computer CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture’s and our business, financial condition and results of operations.

•	In general, THQ controls the day-to-day operations of the joint venture and all of its product development and production operations. Accordingly, the joint venture relies exclusively on THQ to manage these operations effectively. THQ’s failure to effectively manage the joint venture would have a material adverse effect on the joint venture’s and our business and results of operations.

     We May Not Be Able To Sustain or Manage Our Rapid Growth

      We have experienced rapid growth in net sales, operating income and net income over the last five years. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales or net income.

      Our growth strategy calls for us to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements, refining our product lines and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate our recruitment and retention of qualified management personnel. We cannot assure you that we will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our business, financial condition and results of operations.

      In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any. Accordingly, we cannot assure you that our growth strategy will continue to be implemented successfully.

     We Need To Be Able To Acquire and Integrate Companies and New Product Lines Successfully

      Our growth strategy depends in part upon our ability to acquire companies and new product lines. Future acquisitions will succeed only if we can effectively assess characteristics of potential target companies and product lines, such as:

•	attractiveness of products;

•	suitability of distribution channels;

•	management ability;

•	financial condition and results of operations; and

•	the degree to which acquired operations can be integrated with our operations.

      We cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

•	difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

•	diversion of management attention from operation of our existing business;

•	loss of key personnel from acquired companies; and

•	failure of an acquired business to achieve targeted financial results.

     A Limited Number of Customers Account for a Large Portion of Our Net Sales

      Our five largest customers accounted for 54.7% of our net sales in 2001. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, changes in other terms of sale or for us to bear the risks and the cost of carrying inventory also could adversely affect our business, financial condition and results of operations. If one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the bankruptcy or other lack of success of one or more of our significant retailers could negatively impact our revenues and bad debt expense. Kmart, one of our major customers, filed for Chapter 11 bankruptcy protection on January 22, 2002. We recorded a $5.0 million charge in our 2001 financial statements to allow for any losses that may result from Kmart’s bankruptcy filing. However, it is not possible to predict the ultimate impact of Kmart’s bankruptcy filing at this time.

     We Depend on Our Key Personnel

      Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer, Stephen G. Berman, our President and Chief Operating Officer, and Michael L. Bianco, Jr., our Executive Vice President and Chief Merchandising Officer. We cannot assure you that we would be able to find an appropriate replacement for Mr. Friedman, Mr. Berman or Mr. Bianco if the need should arise, and any loss or interruption of Mr. Friedman’s, Mr. Berman’s or Mr. Bianco’s services could adversely affect our business, financial condition and results of operations. We maintain, and are the beneficiary of, a $4.0 million key-man life insurance policy on Mr. Friedman, which may be insufficient to fund the cost of employing his successor.

     We Depend on Third-Party Manufacturers

      We depend on approximately 20 third-party manufacturers who develop, provide and use the tools, dies and molds that we own to manufacture our products. However, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

      We do not have long-term contracts with our third-party manufacturers. Although we believe we could secure other third-party manufacturers to produce our products, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers’ operations or sea or air transportation with our overseas manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers.

      Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

     We Have Substantial Sales and Manufacturing Operations Outside of the United States Subjecting Us to Risks Common to International Operations.

      We sell products and operate facilities in numerous countries outside the United States. For the fiscal year ended December 31, 2001, sales to our international customers comprised approximately 14.1% of our net sales. We expect our sales to international customers to account for a greater portion of our revenues in future fiscal periods. Additionally, we utilize third-party manufacturers located principally in The People’s Republic of China. These sales and manufacturing operations are subject to the risks normally associated with international operations, including:

•	currency conversion risks and currency fluctuations;

•	limitations, including taxes, on the repatriation of earnings;

•	political instability, civil unrest and economic instability;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with laws in varying jurisdictions and changes in governmental policies;

•	greater difficulty and expenses associated with recovering from natural disasters;

•	transportation delays and interruptions; and

•	the potential imposition of tariffs.

      Our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if we were prevented from obtaining products or components for a material portion of our product line due to political, labor or other factors beyond our control, our operations would be disrupted while alternative sources of products were secured. Also, the imposition of trade sanctions by the United States against a class of products imported by us from, or the loss of “normal trade relations” status by China, could significantly increase our cost of products imported from that nation. Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly and adversely affected if any of the risks described above were to occur.

     Our Business Is Subject to Extensive Government Regulation and to Potential Product Liability Claims

      Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission (CPSC), which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. We cannot assure you that defects in our products will not be alleged or found. Any such allegations or findings could result in:

•	product liability claims;

•	loss of sales;

•	diversion of resources;

•	damage to our reputation;

•	increased warranty costs; and

•	removal of our products from the market.

      Any of these results may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

     We Depend on Our Proprietary Rights

      We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, certain parties have commenced legal proceedings or made claims against us based on our alleged patent infringement, misappropriation of trade secrets or other violations of their intellectual property rights. We cannot assure you that other parties will not assert intellectual property claims against us in the future. These claims could divert our attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

     Market Conditions and Other Third-Party Conduct Could Negatively Impact Our Margins and Implementation of Other Business Initiatives.

      Economic conditions, such as rising fuel prices and decreased consumer confidence, may adversely impact our margins. In addition, general economic conditions were significantly and negatively affected by the September 11th terrorist attacks and could be similarly affected by any future attacks. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our sales and profitability. Other conditions, such as the unavailability of electronics components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Significant and sustained increases in the price of oil could adversely impact the cost of the raw materials used in the manufacture of our products, such as plastic.

     The Market Price of Our Common Stock May Be Volatile

      Market prices of the securities of toy companies are often volatile. The market price of our common stock may be affected by many factors, including:

•	fluctuations in our financial results;

•	the actions of our customers and competitors, including new product line announcements and introductions;

•	new regulations affecting foreign manufacturing;

•	other factors affecting the toy industry in general; and

•	sales of our common stock into the public market.

      In addition, the stock market periodically has experienced significant price and volume fluctuations, which may have been unrelated to the operating performance of particular companies.

     Future Sales of Our Shares Could Adversely Affect Our Stock Price

      As of April 22, 2002, there were 19,668,787 shares of our common stock outstanding. An additional 912,467 shares of our common stock are issuable upon the exercise of currently exercisable options. If all these shares were issued, we would have 20,581,249 shares of our common stock outstanding. In addition, 827,657 shares of our common stock are issuable upon the exercise of outstanding options that are not currently exercisable. We are required to register an additional 646,384 shares of our common stock that we issued in connection with our purchase of our controlling interest in Toymax. These shares may not be sold until after we acquire the remaining shares of Toymax common stock. In addition, no more than 25% of these shares may be sold in any given quarter during the 12-month period following our purchase of the remaining shares of Toymax common stock. Furthermore, we anticipate issuing and registering approximately 312,500 additional shares of our common stock upon our purchase of the remaining shares of Toymax common stock. Any sale of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, may adversely affect the market price of our common stock.

     Our Ability To Issue Blank Check Preferred Stock and Our Obligation to Make Severance Payments Could Prevent or Delay Takeovers

      Our certificate of incorporation authorizes the issuance of blank check preferred stock (that is, preferred stock that our board of directors can create and issue without prior stockholder approval) with rights senior to those of our common stock. In addition, our employment agreements with certain of our senior officers require us, under certain conditions, to make substantial severance payments to them if they resign after a change of control. These provisions could delay or impede a merger, tender offer or other transaction resulting in a change in control of JAKKS, even if such a transaction would have significant benefits to our stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

      If we sell all of the common stock offered hereby at an assumed public offering price of $19.51 per share, after we deduct the underwriting discount and pay the offering expenses, we will receive net proceeds of approximately $54.7 million and the selling stockholders will receive net proceeds of approximately $9.2 million. If the underwriters’ over-allotment option is exercised in full, we will receive additional net proceeds of approximately $9.7 million. We will not receive or benefit from any proceeds from the sale of shares by the selling stockholders.

      We intend to use $11.8 million of the net proceeds of this offering received by us to complete the purchase of the remaining shares of Toymax common stock and approximately $42.9 million of the net proceeds will be used to finance potential acquisitions of companies, licenses, brands, and product lines, for product development, for working capital and general corporate purposes.

      Depending on future events, we may determine at a later time to use our net proceeds for different purposes or to allocate our net proceeds differently among the uses described above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount and extent of our acquisitions, our product development activities, our investments in technology and the amount of cash generated by our operations. Actual expenditures may vary substantially from our estimates. We may find it necessary or advisable to use portions of the proceeds for other purposes. Our failure to use such funds effectively could have a material adverse effect on our business, results of operations and financial condition. Pending application of the net proceeds, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “JAKK.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock, as reported by the Nasdaq National Market.

	Sales Prices

	High	Low

2000
First quarter	$25.19	$13.94
Second quarter	25.00	13.25
Third quarter	20.75	9.00
Fourth quarter	10.56	7.00
2001
First quarter	$15.00	$8.00
Second quarter	19.44	8.78
Third quarter	21.80	12.60
Fourth quarter	25.38	12.44
2002
First quarter	$23.70	$15.85
Second quarter (through April 22, 2002)	$23.49	$17.60

      As of April 22, 2002, there were approximately 103 holders of record of our common stock. On April 22, 2002, the last sale price of our common stock reported on the Nasdaq National Market was $19.51 per share.

DIVIDEND POLICY

      We intend to retain our future earnings, if any, to finance the growth and development of our business, and, accordingly, we do not plan to pay any cash dividends on our common stock in the foreseeable future. The loan agreement relating to our revolving credit line prohibits some of our subsidiaries from distributing funds to us without the lenders’ consent.

CAPITALIZATION

      The following table reflects our capitalization as of December 31, 2001 and as adjusted to reflect the cancellation of 1,493,600 shares of our common stock held by us in treasury and receipt and application of the estimated net proceeds from the sale of our common stock offered by us hereby at an assumed public offering price of $19.51 per share, after deducting the underwriting discount and estimated offering expenses.

	As of December 31, 2001

	Actual	As Adjusted

	(in thousands)
Short-term debt including current portion of long-term debt	$22	$22

Long-term debt(1)	73	73
Stockholders’ equity:
Common stock, $.001 par value; 25,000,000 shares authorized, 20,320,354 shares issued and outstanding, actual; 25,000,000 shares authorized, 23,018,865 shares issued and outstanding, as adjusted	20	23
Additional paid-in capital	168,115	209,912
Treasury stock	(12,911)	—
Retained earnings	89,180	89,179

Total stockholders’ equity	244,403	299,114

Total capitalization	$244,476	$299,188

(1)	In addition to long-term debt, we have operating lease commitments of $16.7 million and minimum royalty guarantees of $11.5 million as of December 31, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated statement of operations data and selected consolidated balance sheet data have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus. You should read the financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes incorporated by reference in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$41,945	$85,253	$183,685	$252,288	$284,309
Cost of sales	25,875	52,000	107,602	149,881	164,222

Gross profit	16,070	33,253	76,083	102,407	120,087
Selling, general and administrative expenses	11,895	24,007	51,154	80,435	89,575
Acquisition shut-down and product recall costs	—	—	—	1,469	1,214

Income from operations	4,175	9,246	24,929	20,503	29,298
(Profit)/loss from joint venture	—	—	(3,605)	(15,906)	(6,675)
Interest, net	418	423	(1,588)	(3,833)	(2,057)
Other (income)/expense	328	591	(182)	(92)	—

Income before provision for income taxes	3,429	8,232	30,304	40,334	38,030
Provision for income taxes	643	1,857	8,334	11,697	9,797

Net income	$2,786	$6,375	$21,970	$28,637	$28,233

Basic earnings per share	$0.40	$0.75	$1.55	$1.50	$1.55

Weighted average shares outstanding	6,932	8,539	13,879	19,060	18,199

Diluted earnings per share	$0.35	$0.59	$1.39	$1.41	$1.45

Weighted average shares and equivalents outstanding — diluted	9,103	11,403	15,840	20,281	19,410

	As of December 31,

	1997	1998	1999	2000	2001

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,536	$12,452	$57,546	$29,275	$25,036
Working capital	3,368	13,736	113,170	86,897	116,487
Total assets	43,605	58,736	232,878	248,722	284,041
Long-term debt, net of current portion	6,000	5,940	9	1,000	73
Total stockholders’ equity	25,959	37,754	187,501	204,530	244,403

BUSINESS

Company Overview

      We are a leading multi-line, multi-brand toy company that designs, develops, produces and markets toys and related products. We focus our business on acquiring or licensing well-recognized trademarks and brand names with long product histories (evergreen brands). We seek to acquire these evergreen brands because we believe they are less subject to market fads or trends. Our products are typically simpler, lower-priced, toys and accessories and include:

•	Action figures and accessories including licensed characters, principally based on the World Wrestling Federation, and toy vehicles, including Road Champs die-cast collectibles and Remco toy vehicles and role-play toys and accessories;

•	Craft, activity and stationery products, including Flying Colors activity sets, compounds, playsets and lunch boxes, and Pentech writing instruments, stationery and activity products;

•	Child Guidance infant and pre-school electronic toys, toy foam puzzle mats and blocks, activity sets, outdoor products, plush toys and slumber bags; and

•	Fashion and mini dolls and related accessories, including Disney Princesses sold exclusively in the Disney Store.

      We continually review the marketplace to identify and evaluate evergreen brands that we believe have the potential for significant growth. We generate growth within these brands by:

•	creating innovative products under established brand names;

•	focusing our marketing efforts to enhance consumer recognition and retailer interest;

•	linking them with our evergreen portfolio of brands;

•	adding new items to the branded product lines that we expect will enjoy greater popularity; and

•	adding new features and improving the functionality of products in the line.

      In addition to developing our proprietary brands and marks, we license brands such as World Wrestling Federation, Nickelodeon, Rugrats, Blue’s Clues, Mickey Mouse, Barney, Sesame Street, Winnie the Pooh and Hello Kitty and Car and Driver. Licensing enables us to use these high-profile marks at a lower cost than we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than would be available for purchase. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products.

      We have capitalized on our relationship with the WWF by obtaining an exclusive worldwide license for our joint venture with THQ, which develops, produces, manufactures and markets video games based on World Wrestling Federation characters and themes. Since the joint venture’s first title release in 1999, it has released 10 new titles. We have received $26.2 million as our share of the joint venture’s profit through December 2001.

      Our March 11, 2002, we acquired a controlling interest in Toymax, a developer and marketer of toys and related products, which added toy brand names such as Laser Challenge and Creepy Crawlers to our brand portfolio. In addition, pool-related products branded under the name Funnoodle and kites branded under the name Go Fly a Kite further diversify our portfolio with products popular in the spring and summer seasons.

      Most of our current products are relatively simple and inexpensive toys. In 2001, approximately 70% of our revenue came from products priced less than ten dollars at retail. We believe that these products have enduring appeal and are less subject to general economic conditions, toy product fads and trends, and changes in retail distribution channels. As of March 31, 2002, we had over 4,300 products and 19 product categories. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing. Our product development process typically takes from three to nine months from concept to production and shipment to our customers. We believe that many licensors and retailers recognize and reward our ability to bring product to market faster and more efficiently than many of our competitors.

      We sell our products through our in-house sales staff and independent sales representatives to toy and mass-market retail chain stores, department stores, office supply stores, drug and grocery store chains, club stores, toy specialty stores and wholesalers. The Road Champs, Flying Colors and Pentech products also are sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Target, Kmart, Toys ‘R’ Us, Wal-Mart, and Kay Bee Toys, which collectively accounted for approximately 54.7% of our net sales in 2001. We have over 10,000 other customers, none of which accounted for more than 2.0% of our net sales in 2001.

Our Growth Strategy

      The successful execution of our growth strategy has resulted in increased revenues and earnings. From 1996 to 2001, our net sales, EBITDA and net income grew at a compound annual rate of 88.2%, 93.1% and 88.7%, respectively. In 2001, we generated net sales and EBITDA of $284.3 million and $44.1 million, respectively. Key elements of our growth strategy include:

•	Expand Core Products. We manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Our product designers strive to develop new products or product lines to offer added technological, aesthetic and functional improvements to our product lines. In 2001, we expanded the use of real-scan technology in our action toys, which produces higher quality and better likenesses of the representative characters and vehicle parts. In addition, we introduced action figures with significantly greater ranges of motion, and expanded our electronic action figure recognition play sets.

•	Enter New Product Categories. We will continue to use our extensive experience in the toy and other industries to evaluate products and licenses in new product categories and to develop additional product lines. We have entered the plush toy category through the licensing of Pound Puppies, as well as through the creation of our own Limbo Legs, and expanded into slumber bags through the licensing of this category from our current licensors, such as Nickelodeon.

•	Pursue Strategic Acquisitions. We intend to supplement our internal growth rate with selected strategic acquisitions. Since our inception in 1995, we have successfully completed and integrated nine acquisitions of companies and trademarks. These include our acquisitions of Justin Products, Road Champs, Remco, Child Guidance, Berk, Flying Colors, Pentech, Kidz Biz and most recently, our controlling interest in Toymax. We will continue focusing our acquisition strategy on businesses or brands that have compatible product lines and offer valuable trademarks or brands.

•	Acquire Additional Character and Product Licenses. We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use with our primary trademarks and brands. Currently, we have license agreements with the WWF, Nickelodeon, Disney, and Warner Bros., as well as with the licensors of the many popular licensed children’s characters previously mentioned, among others. We intend to continue to pursue new licenses from these entertainment and media companies and other licensors. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

•	Expand International Sales. We believe that foreign markets, especially Europe, Australia, Canada, Latin America and Asia, offer us significant growth opportunities. In 2001, our sales generated outside the United States grew 78% to approximately $40.0 million, or 14.1% of total sales. We intend to continue to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers. Our recent expansion efforts included entering into a distribution agreement with Funtastic Ltd., an Australia based toy distributor. In addition, in December 2001, we acquired Kidz Biz for its distribution channels in the United Kingdom and surrounding territories. We expect both initiatives to contribute to our continued international growth in 2002.

•	Capitalize On Our Operating Efficiencies. We believe that our current infrastructure and low-overhead operating model can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

Industry Overview

      According to the TIA, the leading toy industry trade group, the United States is the world’s largest toy market, followed by Japan and Western Europe. Total retail sales of toys, excluding video games, in the United States, were approximately $25.0 billion in 2001. Sales by domestic toy manufacturers to foreign customers exceeded $5.0 billion in 2001. We believe the two largest United States toy companies, Mattel and Hasbro, collectively hold a dominant share of the domestic non-video toy market. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of character and product licenses, and the improvement and expansion of previously introduced products and product lines. In the United States video game segment, total retail sales of video game software were approximately $9.4 billion in 2001.

      Over the past few years, the toy industry has experienced substantial consolidation among both toy companies and toy retailers. We believe that the ongoing consolidation of toy companies provides us with increased growth opportunities due to retailers’ desire to not be entirely dependent on a few dominant toy companies. Retailer concentration also enables us to ship products, manage account relationships and track retail sales more effectively and efficiently.

Products

      We focus our business on acquiring or licensing well-recognized trademarks or brand names, and we seek to acquire evergreen brands which are less subject to market fads or trends. Some of our license agreements for products and concepts call for royalties ranging from 1% to 6% of net sales, and some may require minimum guarantees and advances. Our principal products include:

     World Wrestling Federation Action Figures and Accessories

      We have an extensive toy license with the WWF pursuant to which we have the exclusive worldwide right, until December 31, 2009, to develop and market a full line of toy products based on the popular World Wrestling Federation professional wrestlers. These wrestlers perform throughout the year at live events that attract large crowds, many of which are broadcast on free and cable television, including pay-per-view specials. We launched this product line in 1996 with various series of 6 inch articulated action figures that have movable body parts and feature real-life action sounds from our patented bone-crunching mechanism that allows the figures’ “bones” to crack when they are bent. We continually expand and enhance this product line by using technology in the development and in the products themselves. The 6 inch figures currently make up a substantial portion of our overall World Wrestling Federation line, which has since grown to include many other new products including playsets using interactive technology. Our strategy has been to release new figures and accessories frequently to keep the line fresh and to retain the interest of the consumers.

     Flying Colors/ Pentech Activity Sets, Compound Playsets, Writing Instruments and Lunch Boxes

      Through our acquisition of Flying Colors Toys we entered into the toy activity category with compounds and plastic molded activity cases containing a broad range of activities, such as make and paint your own characters, jewelry making, art studios, posters, puzzles and other projects. The activity cases, with molded and painted likenesses of popular characters, such as Nickelodeon’s Rugrats and Blue’s Clues, Powerpuff Girls®, Looney Tunes®, Hello Kitty and Scooby Doo®, have immediate visual appeal. Using a related production technology, our lunch boxes complement this line with similarly-styled molded and painted likenesses featuring these and other popular characters. Through our acquisition of Pentech International in

2000, we expanded the other categories of products offered by Flying Colors, which now include stationery, back-to-school pens, pencils, markers and notebooks.

      Our compounds represent another significant area of emphasis for Flying Colors. Launched under the Blue’s Clues license, this line has expanded from play clay in a bucket to an entire Blue’s Clues playset featuring book molds, extrusion and other devices. We are continuing to expand the compound area and have introduced a full line of innovative compounds under the Nickelodeon brand, including Goooze®, Zyrofoam® and Gak SplatTM, among others.

     Wheels Division Products

          • Road Champs die-cast collectible and toy vehicles

      The Road Champs product line consists of highly detailed, die-cast replicas of new and classic cars, trucks, motorcycles, emergency vehicles and service vehicles, primarily in 1/43 scale (including police cars, fire trucks and ambulances), buses and aircraft (including propeller planes, jets and helicopters). Through licenses, we produce replicas of well-known vehicles including those from Ford®, Chevrolet® and Porsche®. We believe that these licenses, increase the perceived value of the products and enhance their marketability.

          • Extreme sports die-cast collectibles and toy vehicles and action figures

      In 1999, we launched our extreme sports category with a new line of die-cast bicycles called BXS®. These BMX-style bicycles feature removable and interchangeable parts for complete customization by users as well as working cranks. We have licensed the Schwinn®, GT® and Haro® brand names, among others, as well as the names of some of the top riders, such as Dave Mirra and Ryan Nyquist, for use in connection with this product line.

      In 2000, we expanded our extreme sports offerings with the introduction of our MXS® line of motorcycles with riders featuring “click n grip” functionality which allows the user to release the rider from the motorcycle seat and perform the signature moves of the sport’s top riders. Other additions included off-road vehicles, personal watercraft, surfboards and skateboards, all sold individually and with playsets and accessories.

          • BattleBots® and Junkyard WarsTM

      We introduced product lines featuring assembled and non-assembled vehicles and playsets, which create a do-it-yourself play pattern, based on the BattleBots and Junkyard Wars television shows.

          • Remco toy vehicles and role-play

      Our Remco toy line includes toy vehicles, role-play and other toys. Our toy vehicle line is comprised of a large assortment of rugged die-cast and plastic vehicles that range in size from four and three-quarter inch to big-wheeled seventeen inch vehicles. The breadth of the line is extensive, with themes ranging from emergency, fire, farm and construction, to racing and jungle adventure.

      We offer a variety of branded and non-branded role playsets in this new category under the Remco name. Themes include Caterpillar® construction, B.A.S.S. Masters® fishing, police, fire and NASA®. Additionally, capitalizing on the popularity of the World Wrestling Federation, we introduced a World Wrestling Federation role-play product, which will give children the opportunity to dress like and imagine being one of their favorite wrestling superstars.

     Child Guidance

          • Infant and pre-school toys

      Our line of pre-school electronic toys features products that enhance sensory stimulation and learning through play, while offering value to the trade as well as to the consumer. Our products are designed for children ages two and under. We have combined the fun of music, lights, motion and sound with the early introduction of numbers, letters, shape and color recognition, all at a value price. These products carry the

Good Housekeeping Seal of Approval®. In 2001, we introduced a line of musical toys in conjunction with Baby Genius, the marketer of a popular line of music-oriented CDs and home videos whose aim is to stimulate the development of young children through music.

      In addition to creating products internally, we often acquire products and concepts from numerous toy inventors with whom we have ongoing relationships. Both development of internally-created items and acquiring items are ongoing efforts. In either case, it may take as long as nine months for an item to reach the market. As part of an effort to keep the product line fresh and to extend the life of the item, we create new packaging, change sound chips and change product colors from time to time.

          • Plush toys

      In 2000, we entered this category by licensing for reintroduction Pound Puppies and have since expanded our offerings with the internally developed Limbo Legs, a collection of 6 inch and 12 inch long-legged animals in a variety of colors and fabrics.

          • Foam puzzle mats and playsets

      The acquisition of Berk in 1999 added the foam toy category to our business. We incorporated this new toy category into our Child Guidance product line, based on the demographics and target market for foam toy products. This line further expanded the breadth of our Child Guidance brand. The foam toy products include puzzle mats featuring licensed characters, such as Winnie the Pooh, Blue’s Clues, Barney, Teletubbies® and Sesame Street, among others, as well as letters of the alphabet and numbers. The inter-locking puzzle pieces can also be used to build houses and other play areas. Other products include foam puzzles of the United States, foam vehicles and outdoor foam products.

     Fashion and Mini Dolls and Related Accessories

      We produce various proprietary and licensed fashion and mini dolls and accessories for children between the ages of three and ten. The proprietary product lines include 11 1/2 inch fashion dolls customized with high-fashion designs that correspond with particular holidays, events or themes, and fashion dolls based on children’s classic fairy tales and holidays. We also produce licensed 15 1/2 inch dolls based on the fashion magazine Elle®, and 11 1/2 inch dolls based on the feature films, Charlie’s AngelsTM and Josie and the PussycatsTM. These dolls feature a new skeleton with more realistic features and movement. We also have an agreement with The Disney Store to manufacture a full line of dolls under a private label which features Disney Princesses and classic Disney characters.

      For 2002, we created a new assortment of 6 inch dolls called the Fresh Look FriendsTM and a line of 4 inch dolls consisting of puppies that have magnetic mechanisms that allow children to perform tricks and to create action with the toys. We also created playsets in the form of houses for these dolls, which are sold under the Tiny Tots in Puppy TowneTM label.

      Our in-house product developers originate the design and functionality of most of our fashion dolls. In many cases, they work with retailers and incorporate their input on doll characteristics, packaging and other design elements to create exclusive product lines for them.

     World Wrestling Federation Video Games

      In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture entered into a license agreement with the WWF under which it acquired the exclusive worldwide right to publish World Wrestling Federation video games on all hardware platforms. The term of the license agreement expires on December 31, 2009, and the joint venture has a right to renew the license for an additional five years under various conditions.

      The games are designed, developed, manufactured and distributed by THQ. THQ arranges for the manufacture of the CD-ROMs and game cartridges used in the various video game platforms, under non-

exclusive licenses held by Sony, Nintendo, Sega and Microsoft. No other licenses are required for the manufacture of the personal computer titles.

      Through June 30, 2006, we are entitled to receive a guaranteed preferred return from the joint venture at varying rates of net sales of the video games depending on the cumulative unit sales and platform of each particular game, as well as on the royalties earned by the joint venture from the publishing of game guides by third parties. After June 30, 2006, the amount of our preferred return from the joint venture will be subject to renegotiation between THQ and us. The minimum preferred return from the joint venture to be distributed to us in each of the years in the period ending December 31, 2003 is $2.6 million per year. THQ is entitled to receive the balance of the profits.

      The joint venture currently publishes titles for the Sony PlayStation® and PlayStation 2®, Nintendo 64® and GameCube® and Microsoft Xbox® consoles, Nintendo Game Boy Color® and Game Boy Advance® hand-held platforms and personal computers. The joint venture launched its first products, a video game for the Nintendo 64 platform and a video game for Game Boy Color, in November 1999. It will also publish titles for new hardware platforms, when and as they are introduced to the market and have established a sufficiently installed base to support new software. These titles are marketed to our existing customers as well as to game, electronics and other specialty stores, such as Electronics Boutique and Best Buy.

      The following table presents our past results with the joint venture:

	New Game Titles
			Profit from Joint
	Console Platforms	Hand-held Platforms	Venture(1)

			($ in millions)
1999	1	1	$3.6
2000	4	1	15.9
2001	1	2	6.7

(1)	Profit from the joint venture reflects our preferred return on joint venture revenue less certain costs incurred directly by us.

      In the first quarter of 2002 we have already released one new game title for Xbox. We anticipate releasing one new game title for GameCube during the second quarter of 2002, as well as several other titles during the second half of the year which include titles for PlayStation 2, personal computers and Game Boy Advance.

      Wrestling video games have demonstrated consistent popularity, with five of our wrestling-theme video games each having sold in excess of 1 million units in 1999, 2000 and 2001, at retail prices ranging from approximately $42 to $60. We believe that the success of the World Wrestling Federation titles is dependent on the graphic look and feel of the software, the depth and variation of game play and the popularity of the World Wrestling Federation. We believe that as a franchise property, the World Wrestling Federation titles have brand recognition and sustainable consumer appeal, which may allow the joint venture to use titles over an extended period of time through the release of sequels and extensions and to re-release such products at different price points in the future. In 2001, our PlayStation title SmackDownTM was re-released as a “greatest hit.”

      The joint venture uses external software developers to conceptualize and develop titles. These developers receive advances based on specific development milestones and royalties in excess of the advances based on a fixed amount per unit sold or on a percentage, typically ranging from 8% to 12%, of net sales. Upon completion of development, each title is extensively play-tested by us and THQ and sent to the manufacturer and licensor for their review and approval.

Sales, Marketing and Distribution

      We sell all of our products through our own in-house sales staff and independent sales representatives to toy and mass-market retail chain stores, department stores, office supply stores, drug and grocery store chains, club stores, toy specialty stores and wholesalers. The Road Champs, Flying Colors and Pentech product lines are also sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Target, Kmart, Toys ‘R’ Us, Wal-Mart, and Kay Bee Toys, which accounted for approximately 63.2% of our net sales in 2000 and 54.7% of our net sales in 2001. Except for purchase orders relating to products on order, we do not have written agreements with our customers. Instead, we generally sell products to our customers pursuant to letters of credit or, in some cases, on open account with payment terms typically varying from 30 to 90 days. From time to time, we allow our customers credits against future purchases from us in order to facilitate their retail markdown and sales of slow-moving inventory. We also sell our products through e-commerce sites, including Toysrus.com.

      We contract the manufacture of most of our products to unaffiliated manufacturers located in China. We sell the finished products on a letter of credit basis or on open account to our customers, who take title to the goods in Hong Kong or China. These methods allow us to reduce certain operating costs and working capital requirements. A portion of our sales originate in the United States, so we hold certain inventory in our warehouse and fulfillment facilities. To date, a significant portion of all of our sales has been to domestic customers. We intend to continue expanding distribution of our products into foreign territories and, accordingly, we have:

•	acquired Kidz Biz, a United Kingdom-based distributor of toys and related products,

•	engaged representatives to oversee sales in certain territories,

•	engaged distributors in certain territories, such as Funtastic in Australia, and

•	established direct relationships with retailers in certain territories.

      Outside of the United States, we currently sell our products primarily in Europe, Australia, Canada, Latin America and Asia. Sales of our products abroad accounted for approximately $22.5 million, or 8.9% of our net sales, in 2000 and approximately $40.0 million, or 14.1% of our net sales, in 2001. We believe that foreign markets present an attractive opportunity, and we plan to intensify our marketing efforts and further expand our distribution channels abroad.

      We establish reserves for sales allowances, including promotional allowances and allowances for anticipated defective product returns, at the time of shipment. The reserves are determined as a percentage of net sales based upon either historical experience or on estimates or programs agreed upon by our customers.

      We obtain, directly, or through our sales representatives, orders for our products from our customers and arrange for the manufacture of these products as discussed below. Cancellations generally are made in writing, and we take appropriate steps to notify our manufacturers of these cancellations.

      We maintain a full-time sales and marketing staff, many of whom make on-site visits to customers for the purpose of showing product and soliciting orders for products. We also retain a number of independent sales representatives to sell and promote our products, both domestically and internationally. Together with retailers, we sometimes test the consumer acceptance of new products in selected markets before committing resources to large-scale production.

      We advertise our products in trade and consumer magazines and other publications, market our products at international, national and regional toy trade shows, conventions and exhibitions and carry on cooperative advertising programs with toy retailers and other customers which include the use of in-store displays. We produce and broadcast television commercials for our World Wrestling Federation action figure line as well as for some of our Flying Colors and Road Champs extreme sports products. We may also advertise some of our other products on television, if we expect that the resulting increase in our net sales will justify the relatively high cost of television advertising.

Product Development

      Each of our product lines has an in-house manager responsible for product development. The in-house manager identifies and evaluates inventor products and concepts and other opportunities to enhance or expand existing product lines or to enter new product categories. In addition, we create proprietary products, the principal source of products for our fashion doll line, and products to more fully exploit our concept and character licenses. Although we do have the capability to create and develop products from inception to production, we generally use third-parties to provide a substantial portion of the sculpting, sample making, illustration and package design required for our products in order to accommodate our increasing product innovations and introductions. Typically, the development process takes from three to nine months from concept to production and shipment to our customers.

      We employ a staff of designers for all of our product lines. We occasionally acquire our other product concepts from unaffiliated third parties. If we accept and develop a third party’s concept for new toys, we generally pay a royalty on the toys developed from this concept that are sold, and may, on an individual basis, guarantee a minimum royalty. Royalties payable to developers generally range from 1% to 6% of the wholesale sales price for each unit of a product sold by us. We believe that utilizing experienced third-party inventors gives us access to a wide range of development talent. We currently work with numerous toy inventors and designers for the development of new products and the enhancement of existing products. We believe that toy inventors and designers have come to appreciate our practice of acting quickly and decisively to acquire and market licensed products. In addition, we believe that all of these factors, as well as our recent success in developing and marketing products, make us more attractive to toy inventors and developers than some of our competitors.

      Safety testing of our products is done at the manufacturers’ facilities by an engineer employed by us or by independent third-party contractors engaged by us. Safety testing is designed to meet regulations imposed by federal and state governmental authorities. We also monitor quality assurance procedures for our products for safety purposes. In addition, independent laboratories engaged by some of our larger customers test certain of our products.

Manufacturing and Supplies

      Our products are currently produced by overseas third-party manufacturers, which we choose on the basis of quality, reliability and price. Consistent with industry practice, the use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs, while maximizing flexibility, capacity and production technology. All of the manufacturing services performed overseas for us are paid for on open account with the manufacturers. To date, we have not experienced any material delays in the delivery of our products; however, delivery schedules are subject to various factors beyond our control, and any delays in the future could adversely affect our sales. Currently, we have ongoing relationships with approximately 20 manufacturers. We believe that alternative sources of supply are available, although we cannot be assured that we can obtain adequate supplies of manufactured products.

      Although we do not conduct the day-to-day manufacturing of our products, we participate in the design of the product prototype and production tools, dies and molds for our products and we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers. We employ quality control inspectors who rotate among our manufacturers’ factories to monitor the production of substantially all of our products.

      The principal raw materials used in the production and sale of our toy products are plastics, zinc alloy, plush, printed fabrics, paper products and electronic components, all of which are currently available at reasonable prices from a variety of sources. Although we do not manufacture our products, we own the tools, dies and molds used in the manufacturing process, and these are transferable among manufacturers if we choose to employ alternative manufacturers. Tools, dies and molds represent substantially all of our long-lived assets, and amounted to $14.4 million in 2000 and $10.7 million in 2001. Substantially all of these assets are located in China.

Trademarks and Copyrights

      Most of our products are produced and sold under trademarks owned by or licensed to us. We typically register our properties, and seek protection under the trademark, copyright and patent laws of the United States and other countries where our products are produced or sold. These intellectual property rights can be significant assets. Accordingly, while we believe we are sufficiently protected, the loss of some of these rights could have an adverse effect on our business, financial condition and results of operations.

Competition

      Competition in the toy industry is intense. Globally, certain of our competitors have greater financial resources, larger sales and marketing and product development departments, stronger name recognition, longer operating histories and benefit from greater economies of scale. These factors, among others, may enable our competitors to market their products at lower prices or on terms more advantageous to customers than those we could offer for our competitive products. Competition often extends to the procurement of entertainment and product licenses, as well as to the marketing and distribution of products and the obtaining of adequate shelf space. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. In each of our product lines we compete against one or both of the toy industry’s two dominant companies, Mattel and Hasbro. In addition, we compete, in our Flying Colors and Pentech product categories, with Rose Art Industries, Hasbro (Play-doh) and Binney & Smith (Crayola), and, in our toy vehicle lines, with Racing Champions. We also compete with numerous smaller domestic and foreign toy manufacturers, importers and marketers in each of our product categories. Our joint venture’s principal competitors in the video game market are Electronic Arts, Activision and Acclaim Entertainment.

Seasonality and Backlog

      In 2001, approximately 54.3% of our net sales were made in the third and fourth quarters. Generally, the first quarter is the period of lowest shipments and sales in our business and the toy industry generally and therefore the least profitable due to various fixed costs. Seasonality factors may cause our operating results to fluctuate significantly from quarter to quarter. However, Pentech’s writing instrument and activity products generally are counter-seasonal to the traditional toy industry seasonality due to the higher volume generally shipped for back-to-school beginning in the second quarter. In addition, Toymax’s Funnoodle and Go Fly a Kite products are primarily sold in the spring and summer seasons. Our results of operations may also fluctuate as a result of factors such as the timing of new products (and related expenses) introduced by us or our competitors, the advertising activities of our competitors, delivery schedules set by our customers and the emergence of new market entrants. We believe, however, that the low retail price of most of our products may be less subject to seasonal fluctuations than higher priced toy products.

      We ship products in accordance with delivery schedules specified by our customers, which usually request delivery of their products within three to six months of the date of their orders. Because customer orders may be canceled at any time without penalty, our backlog may not accurately indicate sales for any future period.

Government and Industry Regulation

      Our products are subject to the provisions of the Consumer Product Safety Act (CPSA), the Federal Hazardous Substances Act (FHSA), the Flammable Fabrics Act (FFA) and the regulations promulgated thereunder. The CPSA and the FHSA enable the Consumer Products Safety Commission (CPSC) to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of a banned hazardous substance. The FFA enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products. The CPSC may also require the repurchase by the manufacturer of articles. Similar laws exist in some states and cities and in various international markets. We maintain a quality control program designed to ensure compliance with all applicable laws. In addition, many of our Child Guidance products are sold under the Good Housekeeping Seal of Approval. To qualify for this designation, our products are tested by Good Housekeeping to ensure compliance with its product safety and quality standards.

Employees

      As of April 22, 2002, we employed 312 persons, all of whom are full-time employees. We employ 225 people in the United States, 16 in the United Kingdom, 51 in Hong Kong and 20 in China. We believe that we have good relationships with our employees. None of our employees is represented by a union.

Environmental Issues

      We are subject to legal and financial obligations under environmental, health and safety laws in the United States and in other jurisdictions where we operate. We are not currently aware of any material environmental liabilities associated with any of our operations.

Properties

      Our principal executive offices occupy approximately 17,000 square feet of space in Malibu, California under a lease expiring on February 28, 2008. In addition, we have a lease, expiring August 31, 2007, for approximately 11,000 square feet of space in Malibu, California which contains our design offices. We lease showroom and office space of approximately 8,000 square feet at the International Toy Center in New York City. We also have leased office and showroom space of approximately 5,000 square feet in Hong Kong from which we oversee our China-based third-party manufacturing operations, 318,000 square feet of warehouse space in City of Industry, California, 10,000 square feet of office space in Surrey, England and approximately 100,000 square feet of warehouse space in New Brunswick, New Jersey. In connection with our acquisition of Toymax, we have assumed various leases for office, warehouse and showroom space. Relating to Toymax, we occupy approximately 27,000 square feet of office space in Plainview, New York under a lease expiring on April 30, 2004. We lease showroom and office space of approximately 14,500 square feet at the International Toy Center in New York City. We occupy approximately 25,000 square feet of office and warehouse space in Clinton, Connecticut under a lease expiring September 30, 2007 from which the operations of Toymax’s Go Fly a Kite division are carried out. We also lease an additional 4,800 square feet of office space in Hong Kong. We believe that our facilities in the United States, Hong Kong and England are adequate for the reasonably foreseeable future.

Legal Matters

      We are a party to, and certain of our property is the subject of, various pending claims and legal proceedings that routinely arise in the ordinary course of our business, but we do not believe that any of these claims or proceedings will have a material effect on our business, financial condition or results of operations.

PRINCIPALS, SELLING STOCKHOLDERS AND RELATED INFORMATION

      The following table sets forth certain information as of April 22, 2002 with respect to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each of our directors, (3) each executive officer named below, (4) all our directors and named executive officers as a group and (5) the selling stockholders. We believe that the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially				Shares Beneficially
	Owned Prior to				Owned After this
	this Offering(2)			Number of	Offering(2)
				Shares
Name and Address of Beneficial Owner(1)	Number	Percent		Offered	Number	Percent

Kern Capital Management, LLC
114 W. 47th St., Suite 1926
New York, NY 10036	1,183,800	6.0%		—	1,183,000	4.6%
Jack Friedman(3)(4)(5)	589,702	2.9		300,000	289,702	1.3
Stephen G. Berman(3)(6)(7)	219,294	1.1		150,000	69,294	(*	)
Joel M. Bennett(3)(8)(9)	27,780	(*	)	—	27,780	(*	)
Michael L. Bianco, Jr.(3)(10)(11)	47,119	(*	)	—	47,119	(*	)
David C. Blatte(3)(12)(13)	30,000	(*	)	—	30,000	(*	)
Robert E. Glick(3)(12)(14)	56,519	(*	)	10,000	46,519	(*	)
Michael G. Miller(3)(12)(15)	47,144	(*	)	10,000	37,144	(*	)
Murray L. Skala(3)(12)(16)	88,218	(*	)	30,000	58,218	(*	)
All directors and executive officers as a group (8 persons)(17)	1,092,829	5.3%		500,000	592,829	2.5%

(*)	Less than 1% of our outstanding shares.

(1)	Unless otherwise indicated, the address is at our executive offices, 22619 Pacific Coast Highway, Malibu, California 90265.

(2)	The number of shares of common stock beneficially owned by a person or entity is determined under rules promulgated by the United States Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power. Included among the shares owned by such person are any shares which such person or entity has the right to acquire within 60 days after April 22, 2002. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. Except for information in our records and reports filed by him or her with us, if any, we have no knowledge of whether a selling shareholder owns any other shares of our common stock or options or warrants to purchase shares of our common stock.

(3)	Exercises sole voting power and sole investment power with respect to such shares.

(4)	Mr. Friedman is our chief executive officer and chairman of our board of directors.

(5)	Includes 12,947 shares held in trusts for the benefit of children of Mr. Friedman. Also includes 426,833 shares which Mr. Friedman may purchase upon the exercise of certain stock options within 60 days, but does not include 305,421 shares which he may purchase upon exercise of certain stock options which vest later than 60 days from the date hereof, and for which Mr. Friedman has agreed to waive his right to exercise until such time as stockholder approval has been obtained for those matters to be voted upon at our scheduled June 14, 2002 Annual Meeting of Stockholders.

(6)	Mr. Berman serves as our president, chief operating officer and secretary, and he is a member of our board of directors.

(7)	Represents shares which Mr. Berman may purchase upon the exercise of certain stock options within 60 days, but does not include 389,015 shares which he may purchase upon exercise of certain stock options which vest later than 60 days from the date hereof, and for which Mr. Berman has agreed to waive his right to exercise until such time as stockholder approval has been obtained for those matters to be voted upon at our scheduled June 14, 2002 Annual Meeting of Stockholders.

(8)	Mr. Bennett is our chief financial officer.

(9)	Includes 530 shares which Mr. Bennett may purchase upon the exercise of certain stock options within 60 days, but does not include 104,673 shares which he may purchase upon exercise of certain stock options which vest later than 60 days from the date hereof.

(10)	Mr. Bianco is our chief merchandising officer.

(11)	Includes 7,069 shares which Mr. Bianco may purchase upon the exercise of certain stock options within 60 days, but does not include 215,210 shares which he may purchase upon exercise of certain stock options which vest later than 60 days from the date hereof.

(12)	Messrs. Blatte, Glick, Miller and Skala serve as members of our board of directors.

(13)	Represents shares which Mr. Blatte may purchase upon the exercise of certain stock options.

(14)	Represents shares which Mr. Glick may purchase upon the exercise of certain stock options.

(15)	Represents shares which Mr. Miller may purchase upon the exercise of certain stock options.

(16)	Includes 75,271 shares which Mr. Skala may purchase upon the exercise of certain stock options and 12,947 shares held by Mr. Skala as trustee under trusts for the benefit of children of Mr. Friedman.

(17)	Includes 12,947 shares held in trusts for the benefit of children of Mr. Friedman and an aggregate of 877,660 shares which the directors and executive officers may purchase upon the exercise of certain stock options.

DESCRIPTION OF SECURITIES

General

      We are authorized to issue 25,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of April 22, 2002, 19,668,787 shares of our common stock were outstanding and owned of record by approximately 103 persons, and no shares of our preferred stock were outstanding. After the exercise of 350,078 options by the selling stockholders and after we issue an additional 3,000,000 shares in this offering, 23,018,865 shares will be outstanding.

Common Stock

      Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are, and all shares of our common stock offered by us hereby, upon issuance and sale, will be, fully paid and nonassessable.

Preferred Stock

      Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of “blank check” preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions it may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of JAKKS, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock. We do not currently have any shares of preferred stock outstanding.

Securities Act Registration

      Except for 646,384 shares of our common stock that we issued in connection with our acquisition of a controlling interest in Toymax, all of the 2,755,213 shares of our common stock issued or issuable upon the exercise of our outstanding options have been registered under the Securities Act.

Transfer Agent

      The transfer agent for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated                     , 2002, each of the underwriters named below, through their representative Bear, Stearns & Co. Inc., has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Number of
Underwriter	Shares

Bear, Stearns & Co. Inc.
U.S. Bancorp Piper Jaffray Inc.
Advest, Inc.
Total	3,500,000

      The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters have advised us that they propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $          per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $          per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to discretionary accounts to exceed three percent of the total number of shares of common stock offered by them.

      We and the selling stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 525,000 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

      Our directors and executive officers, who collectively hold a total of 1,092,829 shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters. In addition, we have agreed for a period of 90 days not to file any other registration statements, covering the offer or sale of securities by us or the resale of our securities by our stockholders, other than on Form S-8 for employee benefit plans or on Form S-4 in connection with our acquisition of the remaining shares of Toymax common stock.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

      The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

      The following table shows the underwriting discount to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

      Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $                    .

LEGAL MATTERS

      The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of the selling stockholders. He is also one of our directors and holds of record options to purchase 75,271 shares of our common stock, all of which are currently exercisable. Manatt, Phelps & Phillips, LLP, Los Angeles, California, will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

      Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by PKF, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report incorporated by reference herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Toymax as of March 31, 2001 and 2000 and for each of the three years in the period ended March 31, 2001 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, New York, New York, independent auditors, as stated in their report incorporated by reference herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with the SEC, and the address is http://www.sec.gov.

      This prospectus is only a part of a registration statement we filed with the SEC under the Securities Act of 1933 and, therefore, it does not include all the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus and the accompanying supplement. Among such exhibits are a number of our material contracts, and you should refer to the applicable exhibit for the complete text of any such contract described in this prospectus. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

      Our Internet address is www.jakkspacific.com. The information contained on our website and on any websites linked by our website, however, is not part of this prospectus and you should not rely on such information in deciding whether to invest in our securities.

      Our common stock is listed on the Nasdaq National Market under the symbol “JAKK.”

INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us, under certain circumstances, to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-K/A, for our fiscal year ended December 31, 2001;

•	Our Current Reports on Form 8-K filed with the SEC on March 5, 2002, March 22, 2002 and April 23, 2002; and

•	The “Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996, and the “Description of Securities — Common Stock” incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA).

      Any documents we file pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act (File No. 0-28104) after the date of this prospectus and prior to the termination of the offering will automatically be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing those documents (except that each time we file a new annual report on Form 10-K, any of such documents filed prior to such filing shall no longer be incorporated into this prospectus). Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. In addition, any prospectus supplement filed in relation to this prospectus shall be deemed to supercede for all purposes any earlier prospectus supplement filed in relation to this prospectus.

      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. Requests for these documents should be directed to Joel M. Bennett, Chief Financial Officer, JAKKS Pacific Inc., 22619 Pacific Coast Highway, Malibu, California 90265 (310) 456-7799.

      You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor any underwriter have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      It is expected that the following expenses will be incurred in connection with the issuance and distribution of the common stock being registered. All such expenses are being paid by the Company.

SEC registration fee	$7,388
Nasdaq listing fee	5,343
NASD application fee	8,530
*Printing and Edgarization	125,000
*Accountants’ fees and expenses	50,000
*Attorneys’ fees and expenses	250,000
*Miscellaneous	153,739

*Total	$600,000

*	Estimated

Item 15.     Indemnification of Directors and Officers

      The registrant’s certificate of incorporation provides that the personal liability of the directors of the registrant shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (DGCL). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the certificate of incorporation does not eliminate the liability of a director for (1) any breach of the director’s duty of loyalty to the registrant or its stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the registrant and its stockholders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of the registrant or its stockholders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

      In addition, the certificate of incorporation provides that the registrant shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits the registrant to indemnify a director, officer, employee or agent of the registrant or, when so serving at the registrant’s request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      The registrant maintains a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that may be incurred by the registrant, including the indemnification payable to any director or officer. This policy provides for $20 million in maximum aggregate coverage, including defense costs. The entire premium for such insurance is paid by the registrant.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.     Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement(1)
4.1	Form of certificate evidencing shares of common stock(2)
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, counsel for the Registrant(1)
23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation*
23.2	Consent of BDO Seidman, LLP*
23.3	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)(1)
24.1	Power of Attorney*

*	Filed herewith.

(1)	To be filed by Amendment.

(2)	Filed on May 1, 1996 as an exhibit to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), and incorporated herein by reference.

Item 17.     Undertakings

      1.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      2.     The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California, on April 23, 2002.

JAKKS PACIFIC, INC.

By:	/s/ JACK FRIEDMAN

Jack Friedman
Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JACK FRIEDMAN Jack Friedman	Chairman and Chief Executive Officer (Principal Executive Officer)	April 23, 2002

/s/ JOEL M. BENNETT Joel M. Bennett	Chief Financial Officer (Principal Financial and Accounting Officer)	April 23, 2002

/s/ STEPHEN G. BERMAN Stephen G. Berman	Director	April 23, 2002

/s/ DAVID C. BLATTE David C. Blatte	Director	April 23, 2002

/s/ ROBERT E. GLICK Robert E. Glick	Director	April 23, 2002

/s/ MICHAEL G. MILLER Michael G. Miller	Director	April 23, 2002

/s/ MURRAY L. SKALA Murray L. Skala	Director	April 23, 2002

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement(1)
4.1	Form of certificate evidencing shares of common stock(2)
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, counsel for the Registrant(1)
23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation*
23.2	Consent of BDO Seidman, LLP*
23.3	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)(1)
24.1	Power of Attorney*

*	Filed herewith.

(1)	To be filed by Amendment.

(2)	Filed on May 1, 1996 as an exhibit to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), and incorporated herein by reference.

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